Exhibit 99.3

CURALEAF HOLDINGS, INC.

NOTICE OF ABRIDGEMENT

July 14, 2023

RE: Meeting of the holders of senior secured notes due 2026 of Curaleaf Holdings, Inc. to be held on August 18, 2023 (the “Meeting”)

I, Peter Clateman, the Chief Legal Officer of Curaleaf Holdings, Inc. hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial noteholders at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	Curaleaf Holdings, Inc. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

(s) Peter Clateman
Peter Clateman
Chief Legal Officer